EXHIBIT 99.1

Hydrogenics and European Consortium of Partners Launch 39 Megawatt-Hour Grid Connected Renewable Energy Storage Project in Europe

MISSISSAUGA, Ontario, July 23, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and power systems, today announced that the Company as part of a consortium of 7 partners has successfully kicked off the INGRID project, a major research and development and demonstration project with an overall budget of 23.9M Euros. The project will be funded with a financial contribution of 13.8M Euro by the European Commission within the Seventh Framework Programme for European Research and Innovation and will take four years to complete. The government funds will be used to offset Hydrogenics research and product development costs over the four year duration of the project.

Consortium members include Engineering Ingegneria Informatica, the largest privately owned Italian ICT technology provider and coordinator of this project, Agenzia per la tecnologia e l'Innovazione (ARTI, Puglia, Italy), which represents the operational arm of Puglia regional authority for the innovation and technology transfer, Enel Distribuzione, Italy's largest electricity distribution company, Hydrogenics (Belgium), the leading provider of hydrogen generators, the French McPhy Energy SA, a leader in innovative technologies for solid and safe hydrogen storage, and the research institutions Ricerca sul Sistema Energetico (RSE, Italy), leader in research projects in the field of power generation, transmission and distribution and TECNALIA (Spain).

The core innovation of the INGRID project will consist of combining solid-state high-density hydrogen storage systems and electrolysis with advanced ICT technologies for smart distribution grids monitoring and control in a scenario of high penetration of renewable energy sources in order to balance power supply and demand.

The consortium will design, build, deploy and operate a 39 MWh energy storage facility in the Puglia region in Italy using McPhy hydrogen-based solid state storage and Hydrogenics electrolysis technology and fuel cell power systems. This region currently has an installed base of over 3,500 MW of solar, wind, and biomass energy systems. The solid state hydrogen energy storage installation is capable of safely storing more than 1 ton of hydrogen - the largest ever built, and includes a novel fast responding 1.2 MW hydrogen generator. The installation will provide effective and smart balancing support for the local grid managed by Enel Distribuzione. Several potential value streams for the generated carbon-neutral hydrogen will be investigated.

All consortium partners are delighted to be part of this important energy storage project which further substantiates the enabling position of hydrogen technologies for renewable energy integration. The importance that the EU places on hydrogen technologies as a solution for utility-scale energy storage needs, today and into the future, is gratifying for the companies involved. The proven technologies at the core of INGRID Project are well positioned to enable greater renewable power generation around the world.

About Hydrogenics:

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in  Germany, Belgium and Canada and service centres in Russia, China, India, Europe, the US and Canada.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Investor Contact:
         Jennifer Barber, Chief Financial Officer
         (905) 361-3638
         investors@hydrogenics.com